UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 14, 2023

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings”, “we” or the “Company”) for the three and nine-month periods ended September 30, 2023 and 2022. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) and the unaudited interim condensed consolidated financial statements and the accompanying notes included elsewhere in this Report.

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to risks, relating to: global and regional economic and political conditions; changes in production or demand for the transportation or storage of grain and mineral commodities and petroleum products; the planned development of the Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities by Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company; the ability and willingness of charterers to fulfill their obligations to the affiliates in which we are invested; prevailing charter rates; drydocking and repairs; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of global pandemics; the aging of our affiliates’ fleets and resultant increases in operating costs; our affiliates’ loss of any customer or charter or vessel; the financial condition of our affiliates’ customers; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses related to the operation of vessels of our affiliates, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses; the expected cost of, and the ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by charterers; competitive factors in the markets in which we and our affiliates operate; our affiliates’ ability to make distributions and dividends to us; the value of our subsidiaries and affiliates, and risks associated with operations outside the United States.

Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2022. We caution readers of this Report not to place undue reliance on the forward-looking statements, which reflect our view only as of the date of this document. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statement to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time, or otherwise.

Recent Developments

Buyout Offer

In October 2023, the Company entered into a definitive merger agreement with N Logistics Holdings Corporation (“NLHC”), a company affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, pursuant to which NLHC acquired all of the outstanding shares of common stock of the Company not already owned by NLHC (“Common Shares”) for $2.28 per share in cash, without interest (the “Merger”).

The Merger was approved by the Company’s stockholders at a special meeting of the Company’s stockholders held on December 13, 2023 and was completed on December 14, 2023.

Navios Logistics

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 thousand net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega is expected to be delivered in January 2024.

In October 2023, Navios Logistics entered into a five-year finance lease contract for the construction of six barges to be delivered no later than the end of the second quarter of 2024 (the “Six Finance Lease Barges”). The finance lease contract for the Six Finance Lease Barges will have similar terms to terms of the September 2023 finance lease contract entered into by Navios Logistics for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024 (the “Twelve Finance Lease Barges”). For a detailed discussion of the Twelve Finance Lease Barges and Six Finance Lease Barges, refer to the interim condensed consolidated financial statements included elsewhere in this Report.

Overview

General

Navios Holdings owns (i) a controlling equity stake in Navios Logistics, one of the largest infrastructure and logistics companies in the Hidrovia region of South America; and (ii) an interest in Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM), an international shipping company, listed on the New York Stock Exchange, that owns and operates dry cargo and tanker vessels.

In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk fleet for consideration consisting of cash and the assumption of bank debt and finance leases related to the vessels, and subject to a working capital adjustment at closing (the “Transaction”), to Navios Partners. The former dry bulk vessel operations were historically a separate reportable segment of the Company. Subsequent to the closing of the Transaction, the results of the dry bulk vessel operations are reported as discontinued operations for all periods presented.

Navios South American Logistics Inc.

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the southeastern coast of South America. Navios Logistics operates with three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business.

Port Terminal Business

Navios Logistics owns three port storage and transfer facilities: a grain port terminal (the “Grain Port Terminal”), which supports agricultural and forest-related exports; an iron ore port terminal (the “Iron Ore Port Terminal” and, together with the Grain Port Terminal, the “Dry Port Terminals”), which supports mineral-related exports; and a liquid port terminal (the “Liquid Port Terminal”), which provides tank storage for refined petroleum products. The Grain Port Terminal and the Iron Port Terminal are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Since October 2022, Navios Logistics has been providing bunkering services using floating storage capacity in the port of Nueva Palmira. The Navios Logistics port facilities in Nueva Palmira have a total static grain-storage capacity of 460,000 metric tons, and a mineral-ore-stockpile capacity of 1,246,000 tons following the completion of a new stockpile area in the second quarter of 2023. The Liquid Port Terminal has a total static storage capacity of 65,660 cubic meters.

Cabotage Business

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal-trade business. Its fleet consists of five ocean-going product tanker vessels and one river and estuary tanker vessel. Navios Logistics contracts its vessels operating in the Cabotage Business either on a time-charter basis or on a contract of affreightment (“CoA”) basis.

Barge Business

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet of 300 vessels in its Barge Business, including 30 pushboats and 270 barges. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in Hidrovia region. Navios Logistics typically contracts its vessels operating in the Barge Business either on a time-charter basis or on a CoA basis. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

As of September 30, 2023, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners - Affiliate Company (Not Consolidated under Navios Holdings)

Navios Partners is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities. Types of commodities Navios Partners transports include crude oil, refined petroleum, chemicals, iron ore, coal, grain and fertilizer. In addition to commodity products, Navios Partners also transports containers. Navios Partners charters its vessels under short-, medium-, and longer-term charters.

As of both September 30, 2023 and December 31, 2022, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

Fleet

Following the completion of the Transaction, the current core fleet of the Company consists of the Navios Logistics fleet.

Navios Logistics’ Fleet

The following is the current core fleet of Navios Logistics as presented in Navios Logistics’ 6-K for the period ended September 30, 2023 filed with SEC:

Pushboats/ Barges	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	211	403,050 DWT	Dry Cargo
Tank Barges	56	173,229 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	300

Product Tanker Fleet *	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Elena H	2018	4,999	Double-hulled Product Tanker

Total		77,249

*

In August 2023, Navios Logistics completed the sale of the vessel He Man H. For additional information on the sale of He Man H, please see Note 4 “Vessels, port terminals and other fixed assets, net” included elsewhere in this Report.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping and logistics industry generally and that affect conditions in countries and markets in which its affiliates engage in business. Please see “Item 3. Key Information — D. Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC for a discussion of certain risks inherent in their businesses.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and a segment basis, as well as on their view of overall market conditions, in order to implement their business strategy. In its Barge Business, Navios Logistics typically operates under a mix of time charters and CoAs (some of which have minimum guaranteed volumes) and spot contracts. In its Cabotage Business, Navios Logistics typically operates under time charters with terms in excess of one year. Some of its charters provide for fixed pricing, minimum volume requirements, and adjustment formulas for labor cost and fuel price.

Contract Rates

Historically, the shipping and logistics industry has been highly volatile. In order to maximize the utilization of Navios Logistics fleet and storage capacity, Navios Logistics must be able to renew the contracts that employ its fleet and ports upon the expiration or termination of current contracts. This ability depends mainly upon economic conditions in the economic sectors in which the vessels, barges and pushboats operate, upon changes in the supply and demand for vessels, barges and pushboats, and upon changes in the supply and demand for the transshipment and storage of commodities.

Seasonality

Certain of Navios Logistics’ businesses have seasonal aspects, and seasonality affects the results of its operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, when the low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels may be entirely prevented from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer resulting in increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. The Liquid Port Terminal and the Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

Period over Period Comparisons

For the Three-Month Period Ended September 30, 2023 Compared to the Three-Month Period Ended September 30, 2022

The following table presents consolidated revenue and expense information for the three-month periods ended September 30, 2023 and 2022, respectively. This information was derived from the unaudited interim condensed consolidated statement of comprehensive income of Navios Holdings for the respective periods. Following the closing of the Transaction (as defined herein), the results of the dry bulk vessel operations have been reported as discontinued operations for all periods presented.

	Three-Month Period Ended September 30, 2023	Three-Month Period Ended September 30, 2022
	(unaudited)	(unaudited)
Revenue	$79,238	$74,437
Time charter, voyage and logistics business expenses	(24,225)	(20,313)
Direct vessel expenses	(23,685)	(21,125)
General and administrative expenses	(4,857)	(4,636)
Depreciation and amortization	(7,502)	(8,085)
Interest expense and finance cost, net	(16,004)	(16,169)
Impairment loss/loss on sale of vessels, net	—	(3,195)
Other income/(expense), net	91	(1,205)

Income/(loss) before equity in net earnings/(losses) of affiliate companies	3,056	(291)

Equity in net earnings/(losses) of affiliate companies	12,755	(70,173)

Income/(loss) before taxes	$15,811	$(70,464)

Income tax benefit	422	381

Net income/(loss) from continuing operations	$16,233	$(70,083)

Net income from discontinued operations	$—	$109,638

Net income	$16,233	$39,555

Less: Net income attributable to the noncontrolling interest	(1,818)	(597)

Net income attributable to Navios Holdings	$14,415	$38,958

Revenue: Revenue from continuing operations was increased by $4.8 million, or 6.4% to $79.2 million for the three-month period ended September 30, 2023, as compared to $74.4 million for the same period in 2022. The increase was mainly attributable to (i) a $7.3 million increase in revenue from the Barge Business mainly due to time charter-out contracts that were in place for iron ore transportation; and (ii) a $7.0 million increase attributable to the sale of fuel products in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022. The overall increase was partially mitigated by (i) $7.1 decrease in revenue from the Port Terminal Business, mainly attributable to the Grain Port Terminal as a result of lower grain throughput from a decline in Uruguayan exports; and (ii) a $2.4 million decrease in revenue from the Cabotage Business, mainly due to the sale of the He Man H completed in August 2023, which resulted in a decrease in operating days compared to the same period during 2022.

Time charter, voyage and logistics business expenses: Time charter, voyage and logistics business expenses from continuing operations increased by $3.9 million, or 19.3%, to $24.2 million for the three-month period ended September 30, 2023, as compared to $20.3 million for the three-month period ended September 30, 2022. The increase was attributable to (i) a $6.7 million increase in cost of products sold, mainly attributable to an increase in fuel products sold in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022; and (ii) a $1.8 million increase in port terminal expenses of the Port Terminal Business, mainly due to higher volumes transshipped in the Iron Ore Port Terminal. The overall increase was partially mitigated by a $4.6 million decrease in time charter and voyage expenses of the Barge Business, mainly due to decreased bunker consumption resulting from time charter-out contracts in place for iron ore transportation during the current period.

Direct vessel expenses: Direct vessel expenses from continuing operations increased by $2.6 million, or 12.1%, to $23.7 million for the three-month period ended September 30, 2023, as compared to $21.1 million for the three-month period ended September 30, 2022. The increase was attributable to a $4.3 million increase in direct vessel expenses of the Barge Business, mainly due to increased crew costs and repairs and maintenance; partially mitigated by a $1.7 million decrease in direct vessel expenses of the Cabotage Business mainly, due to decreased crew costs. Direct vessel expenses from Navios Logistics include crew costs, victual costs, dockage expenses, lubricants, spares and stores, insurance, and repair and maintenance.

General and administrative expenses: General and administrative expenses from continuing operations increased by $0.2 million, or 4.8%, to $4.9 million for the three-month period ended September 30, 2023, as compared to $4.6 million for the three-month period ended September 30, 2022. The increase was mainly attributable to a $0.4 million increase in general and administrative expenses related to Navios Logistics due to an increase in professional fees, salaries and travel expenses. The overall increase was partially mitigated by a $0.2 million decrease in general and administrative expenses related to Navios Holdings for continuing operations. For each of the three-month periods ended September 30, 2023 and 2022, general and administrative expenses, related to Navios Holdings for continuing operations, under the Administrative Services Agreement (as defined herein), amounted to $0.1 million.

Depreciation and Amortization: Depreciation and amortization from continuing operations decreased by $0.6 million to $7.5 million as compared to $8.1 million for the three-month period ended September 30, 2022.

Interest expense and finance cost, net: Interest expense and finance cost, net from continuing operations decreased by $0.2 million, or 1.0%, to $16.0 million for the three-month period ended September 30, 2023, as compared to $16.2 million for the same period in 2022. This decrease was mainly due to (i) a $0.4 million decrease in interest expense and finance cost, net from Navios Logisticsand (ii) a $0.2 million increase in interest expenses and finance cost, net, from Navios Holdings for continuing operations, mainly due to the 4% PIK interest on the Convertible Debenture (as defined herein).

Impairment loss/ loss on sale of vessels, net: Impairment loss/loss on sale of vessels, net from continuing operations incurred in the three-month period ended September 30, 2023 was $0 million as compared to $3.2 million for the same period in 2022. Impairment loss for the three-month period ended September 30, 2022 was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges.

Other income/(expense), net: Other income, net from continuing operations increased by $1.3 million to $0.1 million for the three-month period ended September 30, 2023, as compared to $1.2 million other expense, net for the same period in 2022. This increase was due to a $1.7 million increase in the Cabotage Business mainly due to decreased taxes other than income taxes derived from a decrease in revenues. This overall increase was partially mitigated by (i) a $0.4 million increase in other expense, net in the Barge Business mainly due to an increase in taxes other than income tax; and (ii) a less than $0.1 million increase in other expenses, net in the Port Terminal Business.

Equity in net earnings/(losses) of affiliate companies: Equity in net earnings of affiliate companies increased by $82.9 million, to $12.8 million for the three-month period ended September 30, 2023, as compared to $70.2 million equity in net losses for the same period in 2022, due to a $97.7 million other-than- temporary impairment (“OTTI”) loss related to our investment in Navios Partners incurred during the three-month period ended September 30, 2022, mitigated by a $14.8 million decrease in equity method income from Navios Partners.

Income tax benefit: Income tax benefit from continuing operations remained stable to $0.4 million for both three-month periods ended September 30, 2023 and 2022.

Net income from discontinued operations: Net income from discontinued operations was $0 for the three-month period ended September 30, 2023, as compared to $109.6 million for the three-month period ended September 30, 2022.

An analysis of the amounts recorded in respect of discontinued operations in the three-month period ended September 30, 2022 is presented as follows:

Three-Month Period Ended September 30, 2022
Revenue	$46,309
Time charter, voyage and logistics business expenses	(6,255)
Direct vessel expenses	(7,904)
General and administrative expenses	(2,269)
Depreciation and amortization	(5,064)
Interest expense and finance cost, net	(17,680)
Non-operating other expense	(61,730)
Gain from discontinued operations	169,631
Other expense, net	(5,387)
Income tax expense	(13)

Net income from discontinued operations	$109,638

Net income attributable to the noncontrolling interest: Net income attributable to the noncontrolling interest increased by $1.2 million to $1.8 million for the three-month period ended September 30, 2023, as compared to $0.6 million for the same period in 2022. This increase was mainly due to an increase in net income from Navios Logistics for the three-month period ended September 30, 2023, as compared to the same period in 2022, which translates into a higher amount allocated to non-controlling interest.

For the Nine-Month Period Ended September 30, 2023 Compared to the Nine-Month Period Ended September 30, 2022

The following table presents consolidated revenue and expense information for the nine-month periods ended September 30, 2023 and 2022, respectively. This information was derived from the unaudited interim condensed consolidated statement of comprehensive income of Navios Holdings for the respective periods. Following the closing of the Transaction (as defined herein), the results of the dry bulk vessel operations have been reported as discontinued operations for all periods presented.

	Nine-Month Period Ended September 30, 2023	Nine-Month Period Ended September 30, 2022
	(unaudited)	(unaudited)
Revenue	$226,549	$202,776
Time charter, voyage and logistics business expenses	(63,993)	(53,459)
Direct vessel expenses	(63,510)	(56,655)
General and administrative expenses	(17,220)	(13,430)
Depreciation and amortization	(23,159)	(24,157)
Interest expense and finance cost, net	(48,812)	(48,012)
Impairment loss/ loss on sale of vessels, net	(1,651)	(3,195)
Non-operating other finance cost	—	(24,000)
Other expense, net	(3,147)	(3)

Income/(loss) before equity in net earnings/(losses) of affiliate companies	5,057	(20,135)

Equity in net earnings/(losses) of affiliate companies	44,052	(47,214)

Income/(loss) before taxes	$49,109	$(67,349)

Income tax (expense)/benefit	(985)	81

Net income/(loss) from continuing operations	$48,124	$(67,268)

Net income from discontinued operations	$—	$148,973

Net income	$48,124	$81,705

Less: Net income attributable to the noncontrolling interest	(3,764)	(2,787)

Net income attributable to Navios Holdings	$44,360	$78,918

Revenue: Revenue from continuing operations increased by $23.8 million, or 11.7% to $226.5 million for the nine-month period ended September 30, 2023, as compared to $202.8 million for the same period in 2022. The increase was mainly attributable to (i) a $17.6 million increase in revenue from the Barge Business, mainly attributable to time charter-out contracts that were in place for iron ore transportation; and (ii) a $14.9 million increase in revenue attributable to the sale of fuel products in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022. The overall increase was partially mitigated by (i) a $6.4 million decrease in revenue from the Port Terminal Business, mainly attributable to the Grain Port Terminal as a result of lower grain throughput resulting from a decline in Uruguayan exports, partially offset by higher tariffs and volumes transshipped at the Iron Ore Port Terminal; and (ii) a $2.3 million decrease in revenue from the Cabotage Business, mainly due to the sale of the He Man H completed in August 2023, which resulted in a decrease in operating days compared to the same period during 2022.

Time charter, voyage and logistics business expenses: Time charter, voyage and logistics business expenses, from continuing operations increased by $10.5 million, or 19.7%, to $64.0 million for the nine-month period ended September 30, 2023, as compared to $53.5 million for the nine-month period ended September 30, 2022. The increase was attributable to (i) a $13.8 million increase in cost of products sold, mainly attributable to an increase in fuel products sold in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022; and (ii) a $5.5 million increase in port terminal expenses of the Port Terminal Business, mainly due to higher volumes transshipped in the Iron Ore Port Terminal. The overall increase was partially mitigated by (i) a $8.3 million decrease in time charter and voyage expenses of the Barge Business, due to decreased bunker consumption resulting from the time charter-out contracts in place for iron ore transportation during the current period; and (ii) a $0.4 million decrease in time charter and voyage expenses of the Cabotage Business.

Direct vessel expenses: Direct vessel expenses, from continuing operations increased by $6.9 million, or 12.1%, to $63.5 million for the nine-month period ended September 30, 2023, as compared to $56.7 million for the same period in 2022. The increase was attributable to a $7.7 million increase in direct vessel expenses of the Barge Business, mainly due to increased crew costs, repairs and maintenance and stores; partially mitigated by a $0.9 million decrease in direct vessel expenses of the Cabotage Business, mainly due to increased crew costs. Direct vessel expenses from Navios Logistics include crew costs, victual costs, dockage expenses, lubricants, spares and stores, insurance, and repairs and maintenance.

General and administrative expenses: General and administrative expenses from continuing operations increased by $3.8 million, or 28.2%, to $17.2 million for the nine-month period ended September 30, 2023, as compared to $13.4 million for the nine-month period ended September 30, 2022. The increase was mainly attributable to a $2.8 million increase in general and administrative expenses related to Navios Logistics due to mainly to an increase in payroll, travel expenses and other general and administrative expenses; and a $1.0 million increase in general and administrative expenses related to Navios Holdings for continuing operations. For each of the nine-month periods ended September 30, 2023 and 2022, general and administrative expenses, related to Navios Holdings for continuing operations, under the Administrative Services Agreement (as defined herein), amounted to $0.4 million.

Depreciation and amortization: Depreciation and amortization expense, from continuing operations decreased by $1.0 million, or 4.1%, to $23.3 million for the nine-month period ended September 30, 2023, as compared to $24.2 million for the same period in 2022.

Interest expense and finance cost, net: Interest expense and finance cost, net from continuing operations increased by $0.8 million, or 1.7%, to $48.8 million for the nine-month period ended September 30, 2023, as compared to $48.0 million for the same period in 2022. This increase was mainly due to a $1.4 million increase in interest expenses and finance cost, net, from Navios Holdings for continuing operations, mainly due the 4% PIK interest on the Convertible Debenture (as defined herein) partially mitigated by a $0.6 million decrease in interest expense and finance cost, net from Navios Logistics.

Impairment loss/ loss on sale of vessels, net: Impairment loss/loss on sale of vessels, net from continuing operations decreased by $1.5 million, to $1.7 million for the nine-month period ended September 30, 2023, as compared to $3.2 million for the same period in 2022. Impairment loss for the nine-month period ended September 30, 2023 was due to $1.7 million incurred in the Cabotage Business resulting from the sale of the vessel He Man H. Impairment loss for the nine-month period ended September 30, 2022 was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges. Please also refer to Note 4 “Vessels, Port Terminal and other fixed assets, net” included elsewhere in this Report.

Non-operating other finance cost: In respect of NSM Loans (as defined herein), Navios Holdings paid a $24.0 million upfront fee in the form of a Convertible Debenture issued in January 2022. For information on the Convertible Debenture, see Note 9 “Transactions with Related Parties” to the interim condensed consolidated financial statements included elsewhere in this Report.

Other expense, net: Other expense, net from continuing operations increased by $3.1 million to $3.1 million for the nine-month period ended September 30, 2023, as compared to less than $0.1 million for the same period in 2022. This increase was due to (i) a $3.9 million increase in other expense, net in the Barge Business mainly due to an increase in taxes other than income tax and other expenses; and (ii) a $0.6 million increase in other expense, net in the Port Terminal Business mainly due to an increase in provision for losses on accounts receivable. The overall increase was partially mitigated by a $1.5 million decrease in other expense, net in the Cabotage Business deriving mainly due decreased taxes other than income taxes derived from a decrease in revenues.

Equity in net earnings/(losses) of affiliate companies: Equity in net earnings of affiliate companies increased by $91.3 million to $44.1 million for the nine-month period ended September 30, 2023, as compared to $47.2 million equity in net losses of affiliate companies for the same period in 2022, mainly due to a $97.7 million OTTI loss related to our investment in Navios Partners incurred during the nine-month period ended September 30, 2022, partially mitigated by a $6.4 million decrease in equity method income from Navios Partners.

Income tax (expense)/benefit: Income tax expense from continuing operations increased by $1.1 million to $1.0 million for the nine-month period ended September 30, 2023, as compared to $0.1 million income tax benefit for the same period in 2022. The total change in income tax was mainly attributable to Navios Logistics due to a (i) $0.9 million increase in income tax expense of the Cabotage Business; and (ii) a $0.2 million in decrease in income tax benefit of the Barge Business.

Net income from discontinued operations: Net income from discontinued operations was $0 for the nine-month period ended September 30, 2023, as compared to $149.0 million for the nine-month period ended September 30, 2022.

An analysis of the amounts recorded in respect of discontinued operations in the nine-month period ended September 30, 2022 is presented as follows:

Nine-Month Period Ended September 30, 2022
Revenue	$204,981
Time charter, voyage and logistics business expenses	(38,515)
Direct vessel expenses	(30,686)
General and administrative expenses	(9,429)
Depreciation and amortization	(18,135)
Interest expense and finance cost, net	(58,791)
Loss on bond extinguishment, net	(221)
Non-operating other expense	(61,730)
Gain from discontinued operations	169,631
Other expense, net	(8,079)
Income tax expense	(53)

Net income from discontinued operations	$148,973

Net income attributable to the noncontrolling interest: Net income attributable to the noncontrolling interest increased by $1.0 million to $3.8 million for the nine-month period ended September 30, 2023, as compared to $2.8 million for the same period in 2022. This increase in net income attributable to the noncontrolling interest was mainly due to an increase in net income from Navios Logistics for the nine-month period ended September 30, 2023, as compared to the same period in 2022, which translates into a higher amount allocated to non-controlling interest.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuances of debt securities and borrowings under bank credit facilities. Main uses of funds have been refinancing of outstanding debt, capital expenditures for the acquisition of new assets, new construction and upgrades at the port terminals and expenditures incurred in connection with ensuring that the owned assets comply with international and regulatory standards. We may from time to time, subject to restrictions under our debt and equity instruments, including limitations on dividends and repurchases on our preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms our management deems appropriate (which may be below par) and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors that our management deems relevant. In addition, Navios Logistics regularly reviews options for refinancing its outstanding indebtedness and opportunities for acquisition of businesses and additional assets, development of new facilities and infrastructure, joint ventures, and other corporate transactions that may be material to it. Generally, sources of funds may be from cash flows from operations, long-term borrowings, other debt or equity financings, proceeds from asset sales, and proceeds from dispositions of our stakes in our investments. We cannot provide any assurance that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs.

See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this Report for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited interim condensed consolidated statements of cash flows of Navios Holdings for the nine-month periods ended September 30, 2023 and 2022.

	Nine-Month Period Ended September 30, 2023	Nine-Month Period Ended September 30, 2022
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$30,965	$127,441
Net cash (used in)/provided by investing activities	(19,706)	333,549
Net cash used in financing activities	(28,282)	(507,767)

Decrease in cash and cash equivalents and restricted cash	(17,023)	(46,777)
Cash and cash equivalents and restricted cash, beginning of period	78,851	137,851

Cash and cash equivalents and restricted cash, end of period	$61,828	$91,074

Cash provided by operating activities for the nine-month period ended September 30, 2023, as compared to nine-month period ended September 30, 2022:

Net cash provided by operating activities decreased by $96.5 million to $31.0 million for the nine-month period ended September 30, 2023, as compared to $127.4 million for the nine-month period ended September 30, 2022.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $9.6 million of non-cash adjustments for the nine-month period ended September 30, 2023, which consisted mainly of the following adjustments: (i) $23.2 million depreciation and amortization; (ii) $4.4 million amortization of deferred drydock expenses; (iii) $3.3 million amortization of deferred financing costs; (iv) $1.7 million impairment loss; (v) $1.0 million income taxes; (vi) $0.4 million allowance for credit losses; and (vii) $0.1 million relating to stock-based compensation. These adjustments were partially mitigated by a $43.6 million movement in earnings in affiliate company, net of dividends received.

The net cash outflow resulting from the change in operating assets and liabilities of $7.5 million for the nine-month period ended September 30, 2023 resulted mainly from: (i) $14.0 million decrease in accrued expenses; (ii) $6.9 million in payments for drydock and special survey costs; (iii) a $6.0 million increase in prepaid expenses and other assets; (iv) a $1.6 million decrease in deferred revenues; (v) a $1.0 million increase in inventories; and (vi) a $0.1 million decrease in other long-term liabilities.. These were partially mitigated by (i) a $14.8 million decrease in accounts receivable, net; (ii) $3.6 million in Convertible Debenture movement, as described elsewhere in this Report; (iii) a $2.3 million increase in accounts payable; (iv) a $1.4 million increase in amounts due to affiliate companies; and (v) a $0.1 million increase in operating lease liabilities.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $29.0 million of non-cash adjustments for the nine-month period ended September 30, 2022, which consisted mainly of the following adjustments: (i) $61.7 million in prepayment fee incurred in connection with the repayments of the NSM Loan I and NSM Loan II paid via increase of the outstanding principal amount of the Convertible Debenture, as described elsewhere in this Report; (ii) $24.0 million upfront fee in the form of a Convertible Debenture in respect of NSM Loan I and NSM Loan II drawn in January 2022; (iii) $47.7 million movement in earnings in affiliate companies, net of dividends received; (iv) $42.3 million depreciation and amortization; (v) $9.7 million amortization of deferred financing costs; (vi) $8.5 million amortization of deferred drydock expenses; (vii) $3.2 million impairment loss/loss on sale of vessels; (viii) $0.8 million allowance for credit losses; (ix) $0.2 million loss on bond extinguishment, net; (x) $0.2 million income taxes; (xi) $0.1 million relating to unwinding of discount; and (xii) $0.1 million relating to stock-based compensation. These adjustments were partially mitigated by a $169.6 million gain from discontinued operations, following the completion of the Transaction.

The net cash inflow resulting from the change in operating assets and liabilities of $16.8 million for the nine-month period ended September 30, 2022 resulted from: (i) a $33.6 million increase in due to affiliate companies; (ii) $31.9 million in Convertible Debenture movement, as described elsewhere in this Report; (iii) a $7.7 million decrease in prepaid expenses and other assets; and (iv) a $2.5 million decrease in accounts receivable, net. These were partially mitigated by (i) a $34.9 million decrease in accrued expenses; (ii) $9.3 million in payments for drydock and special survey costs; (iii) a $5.6 million decrease in operating lease liabilities; (iv) a $5.0 million decrease in accounts payable; (v) a $0.9 million decrease in accrued interest payable to affiliate companies; (vi) a $2.9 million decrease in deferred revenue; (vii) a $0.2 million increase in inventories; and (vii) a $0.1 million decrease in other long term liabilities.

Cash used in investing activities for the nine-month period ended September 30, 2023 as compared to the cash provided by investing activities for the nine-month period ended September 30, 2022:

Cash used in investing activities was $19.7 million for the nine-month period ended September 30, 2023 as compared to $333.5 million cash provided by investing activities for the same period in 2022.

Cash used in investing activities for the nine-month period ended September 30, 2023 was the result of: (i) $12.8 million in payments made by Navios Logistics for the acquisition of fixed assets; (ii) $6.2 million in payments made by Navios Logistics for expansion works in the Iron Ore Port Terminal; (iii) $2.8 million in payments made by Navios Logistics for the development of a new liquid terminal in Nueva Palmira; (iv) $1.5 million in payments relating to the deposit for the construction of the Twelve Finance Lease Barges (as defined herein); (v) $1.2 million in payments made by Navios Logistics for the acquisition of Vimalcor; and (vi) less than $0.1 million in payments made by Navios Logistics for the development of port operations in Port Murtinho, Brazil. These increases and payments were partially mitigated by the receipt of (i) $4.5 million of proceeds made by Navios Logistics related to the sale of He Man H; (ii) $0.5 million of proceeds made by Navios Logistics related to the disposal of vessels.

Cash provided by investing activities for the nine-months ended September 30, 2022 was the result of $370.6 million in proceeds from the sale of the 36-vessel dry bulk fleet; partially mitigated by (i) $21.4 million in payments made by Navios Holdings for the acquisition of Navios Sky and additions to vessels; (ii) $9.9 million of cash disposed of as a result of the sale of the 36-vessel dry bulk fleet; (iii) $5.5 million in payments for the acquisition of fixed assets made by Navios Logistics, (iv) $0.3 million in payments for the construction of a new stockpile in Navios Logistics’ Iron Ore Port Terminal and (iv) $0.1 million in payments for the development of Navios Logistics’ port operations in Port Murtinho, Brazil.

Cash used in financing activities for the nine-month period ended September 30, 2023 as compared to the nine-month period ended September 30, 2022:

Cash used in financing activities was $28.3 million for the nine-month period ended September 30, 2023, as compared to $507.8 million for the same period in 2022.

Cash used in financing activities for the nine-months ended September 30, 2023 was the result of (i) $18.3 million in payments made in connection with the Company’s outstanding indebtedness; and (ii) $10.0 million payments in relation to the promissory note to Grimaud.

Cash used in financing activities for the nine-months ended September 30, 2022 was the result of (i) $610.5 million in payments made for the repayment of the $650.0 million of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”), completed On November 29, 2013 and the 2022 Senior Secured Notes (as defined herein); (ii) $375.3 million in repayments of loans payable to affiliate companies; (iii) $42.5 million in payments made in connection with Navios Holdings outstanding indebtedness; (iv) $32.0 million in payments made in connection with Navios Logistics’ outstanding indebtedness; (v) $5.0 million in payments made in connection with the promissory note (as defined herein); (vi) $1.6 million in payments of deferred financing costs; and (vii) $0.2 million in payments made in connection with the finance lease liability. These increases were partially mitigated by the receipt of: (i) $262.6 million in proceeds from loans payable to affiliate companies; (ii) $206.7 million in proceeds from long term debt from Navios Holdings; and (iii) $53.0 million in proceeds from three sale and leaseback agreements; (iv) $37.0 million in proceeds from Navios Logistics’ long term debt.

Adjusted EBITDA: EBITDA represents net income attributable to Navios Holdings before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before stock-based compensation. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance and is reconciled to net income/(loss), the most comparable U.S. GAAP performance measure. Adjusted EBITDA is calculated as follows: net income/(loss)

plus adding back, when applicable and as the case may be, the effect of: (i) depreciation and amortization; (ii) amortization of deferred drydock and special survey costs; (iii) stock-based compensation; (iv) interest expense and finance cost, net; and (v) income tax benefit/(expense). Navios Holdings believes that Adjusted EBITDA is a basis upon which performance can be assessed and represents useful information to investors regarding their ability to incur indebtedness and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Net Income/(Loss)

	Three-Month Period Ended
	September 30, 2023	September 30, 2022
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) from continuing operations	$14,415	$(70,680)
Depreciation and amortization	7,502	8,085
Amortization of deferred drydock and special survey costs	1,482	1,189
Stock based compensation	21	44
Interest expense and finance cost, net	16,004	16,169
Income tax benefit	(422)	(381)

Adjusted EBITDA	$39,002	$(45,574)

	Nine-Month Period Ended
	September 30, 2023	September 30, 2022
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) from continuing operations	$44,360	$(70,055)
Depreciation and amortization	23,159	24,157
Amortization of deferred drydock and special survey costs	4,393	3,198
Stock based compensation	64	133
Interest expense and finance cost, net	48,812	72,012
Income tax expense/(benefit)	985	(81)

Adjusted EBITDA	$121,773	$29,364

Adjusted EBITDA from continuing operations for the three-month period ended September 30, 2023 increased by $84.6 million to $39.0 million, as compared to $(45.6) million for the same period in 2022. The increase in Adjusted EBITDA was primarily due to: (i) a $82.9 million increase in equity in net earnings from affiliate companies; (ii) a $4.8 million increase in revenue; (iii) a $3.2 million decrease in impairment losses incurred by Navios Logistics during the three-month period ended September 30, 2022; and (iv) a $1.3 million increase in other income, net. This overall increase was partially mitigated by: (i) a $3.9 million increase in time charter, voyage and logistics business expenses; (ii) a $2.3 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (iii) a $1.2 million increase in net income attributable to noncontrolling interest; and (iv) a $0.2 million increase in general and administrative expenses (excluding stock-based compensation expenses).

Adjusted EBITDA from continuing operations for the nine-month period ended September 30, 2023 increased by $92.4 million to $121.8 million, as compared to $29.4 million for the same period in 2022. The increase in Adjusted EBITDA was primarily due to: (i) a $91.3 million increase in equity in net earnings from affiliate companies; (ii) a $23.8 million increase in revenue; and (iii) a $1.5 million decrease in impairment loss incurred. This overall increase was partially mitigated by: (i) a $10.5 million increase in time charter, voyage and logistics business expenses; (ii) a $5.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (iii) a $3.9 million increase in general and administrative expenses (excluding stock-based compensation expenses); (iv) a $3.1 million increase in other expenses, net; and (v) a $1.0 million decrease in net income attributable to noncontrolling interest.

Long-Term Debt Obligations and Credit Arrangements

Navios Holdings’ long-term debt obligations and credit arrangements are presented under the captions “Current portion of long-term debt, net”, “Current portion of senior and ship mortgage notes, net”, “Senior and ship mortgage notes, net”, “Long-term debt, net of current portion” and “Convertible debenture payable to affiliate companies”, under current and non-current liabilities in the consolidated statement of financial position, included elsewhere in this Report. As of September 30, 2023 and December 31, 2022, total borrowings, net amounted to $631.8 million and $651.2 million, respectively. The current portion of long-term borrowings, net amounted to $31.5 million at September 30, 2023 and $23.5 million at December 31, 2022. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2022 for a full description of borrowings.

Working Capital Position

As of September 30, 2023, Navios Holdings’ current assets totaled $122.2 million, while current liabilities excluding operating lease liabilities, current portion totaled $99.5 million, resulting in a positive working capital position of $22.7 million.

Based on internal forecasts and projections that take into account potential changes in the Company’s trading performance and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the interim condensed consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that the Company has the ability to continue as a going concern as of the date of the issuance of the interim condensed consolidated financial statements.

Capital Expenditures

Navios Logistics

For a full description of Navios Logistics’ capital expenditures, please see Note 4 “Vessels, port terminals and other fixed assets, net” to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Dividend Policy

In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G ADSs and Series H ADSs. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

No dividends were declared or paid during the three- and nine-month periods ended September 30, 2023 and 2022.

Concentration of Credit Risk

Accounts receivable, net

Concentration of credit risk with respect to accounts receivables is limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they operate. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine-month period ended September 30, 2023, Vale International S.A. (“Vale”) and Y.P.F. S.A. (“YPF”), each, accounted for more than 10.0% of the Company’s revenue. For the nine-month period ended September 30, 2022, Vale and YPF, each, accounted for more than 10.0% of the Company’s revenue.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013, remains in full force and effect.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings maintains cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. The Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, including sales, financing arrangements, working capital, employee salaries, and taxes. The functional currency of the Company’s Argentinian subsidiary is the U.S. dollar and the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency. As a result, the Company concluded that the highly inflationary economic environment in Argentina would not have a material impact on Navios Logistics’ financial statements and as such, determined not to issue a restatement.

Related Party Transactions

Please see Note 9 “Transactions with Related Parties” to our unaudited interim condensed consolidated financial statements, included elsewhere in this Report, for a full description of related party transactions.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and fuel price inflation rates .

Interest Rate Risk

Debt Instruments — On September 30, 2023 and December 31, 2022, Navios Holdings had a total of $672.1 million and $686.8 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated. The 2024 Notes, the Convertible Debenture, the 2025 Logistics Senior Notes and four Navios Logistics’ loans bear interest at a fixed rate; the remaining balance of the Company’s long- term indebtedness bears interest at a floating rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of September 30, 2023, the outstanding amount of the Company’s floating rate loan facilities was $9.5 million. A change of 100 basis points in the SOFR rate would change interest expense for the nine-month period ended September 30, 2023 by $0.1 million. The interest rate on the 2024 Notes, the Convertible Debenture, the 2025 Logistics Senior Notes and four of Navios Logistics’ loans are fixed and, therefore, changes in interest rates affect their fair value, which as of September 30, 2023 was $662.6 million, but do not affect their related interest expense.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” to the interim condensed consolidated financial statements included elsewhere in this Report.

Foreign Currency Risk

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other South American currencies. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

Although Navios Holdings’ revenues are U.S. dollar-based, 51.2% of our expenses from continuing operations related to the Navios Logistics segment are in Uruguayan pesos, Argentinean pesos, Paraguayan guaranies and Brazilian reals. Navios Holdings monitors its Argentine peso, Uruguayan peso, Paraguayan guarani and Brazilian real exposure against long-term currency forecasts and enters into foreign currency contracts from time to time when considered appropriate.

Inflation and Fuel Price Increases

The impact of inflation on prices in the South American countries in which Navios Logistics operates and the effects of the current war in Ukraine and the Gaza strip may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for its Barge and Cabotage Businesses, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Critical Accounting Policies

Navios Holdings’ unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

During the second quarter of 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of comprehensive income. Following this change, foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the nine-month periods ended September 30, 2023 and 2022 was $1.4 million and $0.5 million respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step 1). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step 2). To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their fair values on the acquisition date. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. In May 2023, Navios Logistics completed the acquisition of the stock of Vimalcor S.A. (“Vimalcor”) for a purchase price of $1.6 million. This was classified as an asset acquisition; the main asset acquired is the right of use of a plot of land in the port of Montevideo (refer to Note 5 and Note 14).

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Partners on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in the companies for a period of time sufficient to allow for any anticipated recovery in fair value. See also Note 13 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the interim condensed consolidated financial statements included elsewhere in this Report.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited interim condensed consolidated financial statements included elsewhere in this Report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	September 30, 2023 (unaudited)	December 31, 2022 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3, 7	$58,086	$78,541
Restricted cash	3, 7, 8	3,742	310
Accounts receivable, net		34,668	46,494
Inventories		11,460	10,468
Prepaid expenses and other current assets		14,266	8,268

Total current assets, continuing operations		122,222	144,081

Current assets from discontinued operations	15	—	3,489

Total current assets		122,222	147,570

Vessels, port terminals and other fixed assets, net	4	486,664	495,919
Investments in affiliate companies	9, 13	142,867	99,292
Other long-term assets	4	30,200	19,454
Operating lease assets	14	19,913	11,787
Intangible assets other than goodwill	5	45,351	46,193
Goodwill		104,096	104,096

Total non-current assets		829,091	776,741

Total assets		$951,313	$924,311

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$30,769	$21,638
Accrued expenses and other liabilities		29,633	39,852
Deferred income and cash received in advance		3,944	4,271
Operating lease liabilities, current portion	14	2,603	834
Due to affiliate companies	9	3,610	1,642
Current portion of long-term debt, net	6, 7	22,921	23,544
Current portion of promissory note	9	—	10,000
Current portion of senior and ship mortgage notes, net	6, 7	8,626	—

Total current liabilities, continuing operations		102,106	101,781

Current liabilities from discontinued operations	15	—	6,082

Total current liabilities		102,106	107,863

Senior and ship mortgage notes, net of current portion	6, 7	491,231	496,608
Long-term debt, net of current portion	6, 7	18,105	35,769
Convertible debenture payable to affiliate companies	6, 7, 9	122,424	118,833
Deferred voyage revenue, non-current portion		—	1,313
Other long-term liabilities and deferred income		818	927
Operating lease liabilities, net of current portion	14	17,312	10,953
Deferred tax liability		9,038	9,954
Total non-current liabilities		658,928	674,357

Total liabilities		761,034	782,220

Commitments and contingencies	8	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 16,988 issued and outstanding as of both September 30, 2023 and December 31, 2022, respectively.	10	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 22,826,450 issued and outstanding as of both September 30, 2023 and December 31, 2022, respectively.	10	2	2
Additional paid-in capital		664,996	664,932
Accumulated deficit		(531,693)	(576,053)

Total Navios Holdings stockholders’ equity		133,305	88,881

Noncontrolling interest		56,974	53,210

Total stockholders’ equity		190,279	142,091

Total liabilities and stockholders’ equity		$951,313	$924,311

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Three Month Period Ended September 30, 2023	Three Month Period Ended September 30, 2022	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$79,238	$74,437	$226,549	$202,776
Time charter, voyage and logistics business expenses		(24,225)	(20,313)	(63,993)	(53,459)
Direct vessel expenses		(23,685)	(21,125)	(63,510)	(56,655)
General and administrative expenses	9	(4,857)	(4,636)	(17,220)	(13,430)
Depreciation and amortization	4, 5	(7,502)	(8,085)	(23,159)	(24,157)
Interest expense and finance cost, net		(16,004)	(16,169)	(48,812)	(48,012)
Impairment loss/loss on sale of vessel	4	—	(3,195)	(1,651)	(3,195)
Non-operating other finance cost	6,9	—	—	—	(24,000)
Other income/(expense), net	11	91	(1,205)	(3,147)	(3)

Income/(loss) before equity in net earnings/(losses) of affiliate companies		3,056	(291)	5,057	(20,135)

Equity in net earnings/(losses) of affiliate companies	9, 13	12,755	(70,173)	44,052	(47,214)

Income/(loss) before taxes		$15,811	$(70,464)	$49,109	$(67,349)

Income tax benefit/(expense)		422	381	(985)	81

Net income/(loss) from continuing operations		$16,233	$(70,083)	$48,124	$(67,268)

Net income from discontinued operations	15	$—	$109,638	$—	$148,973

Net income		$16,233	$39,555	$48,124	$81,705

Less: Net income attributable to the noncontrolling interest		(1,818)	(597)	(3,764)	(2,787)

Net income attributable to Navios Holdings		$14,415	$38,958	$44,360	$78,918

Net income attributable to Navios Holdings from continuing and discontinued operations:

Income/(loss) attributable to Navios Holdings from continuing operations		$14,415	$(70,680)	$44,360	$(70,055)

Income attributable to Navios Holdings from discontinued operations		$—	$109,638	$—	$148,973

Income attributable to Navios Holdings common stockholders, basic and diluted	12	$5,716	$20,877	$17,733	$50,381

Basic earnings/(losses) per share attributable to Navios Holdings common stockholders from continuing operations		$0.25	$(3.92)	$0.78	$(4.35)

Basic earnings per share attributable to Navios Holdings common stockholders from discontinued operations		$—	$4.84	$—	$6.58

Basic earnings per share attributable to Navios Holdings common stockholders		$0.25	$0.92	$0.78	$2.22

Weighted average number of shares, basic	12	22,744,450	22,654,825	22,744,450	22,647,128

Diluted earnings/(losses) per share attributable to Navios Holdings common stockholders from continuing operations		$0.25	$(3.92)	$0.78	$(4.35)

Diluted earnings per share attributable to Navios Holdings common stockholders from discontinued operations		$—	$4.84	$—	$6.56

Diluted earnings per share attributable to Navios Holdings common stockholders		$0.25	$0.91	$0.78	$2.21

Weighted average number of shares, diluted	12	22,826,450	22,847,917	22,826,450	22,845,992

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$48,124	$81,705
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		(9,637)	28,988
Decrease in operating assets		10,151	10,320
(Decrease)/increase in operating liabilities		(10,779)	15,772
Payments for drydock and special survey costs		(6,894)	(9,344)

Net cash provided by operating activities		30,965	127,441

INVESTING ACTIVITIES:
Acquisition of/additions to vessels		—	(21,357)
Acquisition of Vimalcor		(1,224)	—
Deposits for vessels, port terminals and other fixed assets acquisitions	4	(10,693)	(361)
Proceeds from the Transaction		—	370,638
Cash disposed of due to the Transaction		—	(9,862)
Proceeds from sale of assets	4	5,001	—
Purchase of property, equipment and other fixed assets	4	(12,790)	(5,509)

Net cash (used in)/provided by investing activities		(19,706)	333,549

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	6	(18,282)	(74,520)
Repayment/repurchase of senior notes	6	—	(610,466)
Repayment of loan payable to affiliate companies	6	—	(375,264)
Proceeds from loan payable to affiliate companies, net of deferred financing costs	6	—	262,632
Proceeds from long-term loans, net of deferred financing costs	6	—	296,725
Debt issuance costs		—	(1,645)
Repayment of finance lease liability		—	(229)
Acquisition of noncontrolling interest	9	(10,000)	(5,000)

Net cash used in financing activities		(28,282)	(507,767)

Decrease in cash and cash equivalents and restricted cash		(17,023)	(46,777)

Cash and cash equivalents and restricted cash, beginning of period		78,851	137,851

Cash and cash equivalents and restricted cash, end of period	3	$61,828	$91,074

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$56,674	$100,625
Cash paid for income taxes		$—	$61
Non-cash investing and financing activities
Acquisition of Vimalcor		$(200)	$—
Transfers from deposits for vessels, port terminals and other fixed assets	4	$1,907	$—
Purchase of property, equipment and other fixed assets	4	$(2,263)	$—
Other long-term assets		$(177)	$—
Discontinued operations
Net cash provided by operating activities of discontinued operations		$—	$103,188
Net cash provided by investing activities of discontinued operations		$—	$339,419

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2022	16,988	$—	22,826,450	$2	$664,932	$(576,053)	$88,881	$53,210	$142,091
Net income	—	—	—	—	—	14,465	14,465	408	14,873
Stock-based compensation expenses (Note 10)	—	—	—	—	22	—	22	—	22

Balance March 31, 2023 (unaudited)	16,988	$—	22,826,450	$2	$664,954	$(561,588)	$103,368	$53,618	$156,986

Net income	—	—	—	—	—	15,480	15,480	1,538	17,018
Stock-based compensation expenses (Note 10)	—	—	—	—	21	—	21	—	21

Balance June 30, 2023 (unaudited)	16,988	$—	22,826,450	$2	$664,975	$(546,108)	$118,869	$55,156	$174,025

Net income	—	—	—	—	—	14,415	14,415	1,818	16,233
Stock-based compensation expenses (Note 10)	—	—	—	—	21	—	21	—	21
Balance September 30, 2023 (unaudited)	16,988	$—	22,826,450	$2	$644,996	$(531,693)	$133,305	$56,974	$190,279

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2021	23,032	$—	25,198,620	$2	$679,301	$(667,906)	$11,397	$55,247	$66,644
Net loss	—	—	—	—	—	(5,000)	(5,000)	(128)	(5,128)
Cancellation of shares	—	—	(29)	—	—	—	—	—	—
Issuance of preferred stock (Note 10)	1,000	—	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	40,000	—	46	—	46	—	46

Balance March 31, 2022 (unaudited)	24,032	$—	25,238,591	$2	$679,347	$(672,906)	$6,443	$55,119	$61,562

Net income	—	—	—	—	—	44,960	44,960	2,318	47,278
Stock-based compensation expenses (Note 10)	—	—	—	—	44	—	44	—	44
Balance June 30, 2022 (unaudited)	24,032	$—	25,238,591	$2	$679,391	$(627,946)	$51,447	$57,437	$108,884
Net income	—	—	—	—	—	38,958	38,958	597	39,555
Cancellation of shares	—	—	(37,878)	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	—	—	43	—	43	—	43

Balance September 30, 2022 (unaudited)	24,032	$—	25,200,713	$2	$679,434	$(588,988)	$90,448	$58,034	$148,482

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) owns (i) a controlling equity stake in Navios South American Logistics Inc. (“Navios Logistics”), one of the largest infrastructure and logistics companies in the Hidrovia region of South America; and (ii) an interest in Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM), an international shipping company, listed on the New York Stock Exchange, that owns and operates dry cargo and tanker vessels.

In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk fleet for consideration consisting of cash and the assumption of bank debt and finance leases related to the vessels, and subject to a working capital adjustment at closing (the “Transaction”), to Navios Partners. The former dry bulk vessel operations were historically a separate reportable segment of the Company. Subsequent to the closing of the Transaction, the results of the dry bulk vessel operations are reported as discontinued operations for all periods presented. For further information see Note 15 “Discontinued operations” in the interim condensed consolidated financial statements. Upon the closing of the Transaction, the Company has one reportable segment.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the south-eastern coast of South America. Navios Logistics operates with three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business.

As of September 30, 2023 and December 31, 2022, Navios Holdings owned 63.8% of Navios Logistics’ stock.

Navios Partners

Navios Partners is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities. Types of commodities Navios Partners transports include crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and containers. Navios Partners charters its vessels under short-, medium-, and longer-term charters.

As of both September 30, 2023 and December 31, 2022, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2022 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account potential changes in the Company’s trading performance and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the interim condensed consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that the Company has the ability to continue as a going concern as of the date of the issuance of the interim condensed consolidated financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. Since October 2023, there has been ongoing conflict in the Gaza Strip. To date, no apparent consequences have been identified on the Company’s business. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Change in accounting policy:

Foreign Currency Translation: During the second quarter of 2023, the Company changed its accounting policy on foreign exchange differences recognized in the unaudited condensed consolidated statements of comprehensive income. The foreign exchange gains and losses are presented in the same line item as the underlying transaction. Total impact for the nine-month periods ended September 30, 2023 and 2022 was $1,374 and $540 respectively. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the interim condensed consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned by Navios Holdings.

Investments in Affiliate Companies: Affiliate companies are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate company at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate company subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate company reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliate companies, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate company equals or exceeds its interest in the affiliate company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate company.

Affiliate companies included in the financial statements accounted for under the equity method: In the interim condensed consolidated financial statements of Navios Holdings, Navios Partners and its subsidiaries are included as affiliate companies and are accounted for under the equity method for such periods.

(c) Asset acquisition: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step 1). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step 2). To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their fair values on the acquisition date. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. In May 2023, Navios Logistics completed the acquisition of the stock of Vimalcor S.A. (“Vimalcor”) for a purchase price of $1,600. This was classified as an asset acquisition; the main asset acquired is the right of use of a plot of land in the port of Montevideo (refer to Note 5 and Note 14).

(d) Revenue Recognition:

Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time-chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements as service is performed. However, for loss generating time charters, the loss is recognized in the period during which the loss is generated. A time-charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Charters for periods of less than three months are referred to as spot-charters. Charters for periods of three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. For time-charters, the owner of the vessel typically pays the vessel’s operating costs, such as crews, maintenance and insurance.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed in connection with unloading cargo from barges (or trucks), transferring the cargo into silos or the stockpiles for temporary storage, and loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed upon term. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from liquid port terminal operations consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks.

Expenses related to our revenue-generating contracts are recognized as incurred.

The following table reflect the revenue earned per category from continuing operations for the three- and nine-month periods ended September 30, 2023 and 2022:

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Three Month Period Ended September 30, 2023	Three Month Period Ended September 30, 2022	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
COA/Voyage revenue	$22,695	$23,720	$61,457	$68,046
Time chartering revenue	$23,596	$17,670	$64,804	$42,871
Port terminal revenue	$20,955	$29,093	$69,797	$77,084
Storage fees (dry port) revenue	$99	$(43)	$201	$2,130
Dockage revenue	$2,496	$2,013	$7,152	$5,120
Sale of products revenue	$7,110	$115	$16,874	$2,009
Liquid port terminal revenue	$1,460	$1,561	$4,177	$4,636
Other	$827	$308	$2,087	$880

Total	$79,238	$74,437	$226,549	$202,776

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned.

These amounts are recognized as revenue over the voyage or charter period.

(d) Recent Accounting Pronouncements:

Adoption of new accounting pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if adopted, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In addition, in January 2021, the FASB issued ASU No. 2021-01 with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2024. There was no material impact to the Company’s interim condensed consolidated financial statements as of September 30, 2023.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	September 30, 2023	December 31, 2022
Cash on hand and at banks	$31,776	$32,851
Short-term deposits and highly liquid funds	26,310	45,690
Restricted cash	3,742	310

Cash and cash equivalents and restricted cash	$61,828	$78,851

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months and are included in the condensed consolidated balance sheets under the caption “Cash and cash equivalents”.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Holdings reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

As of September 30, 2023, $3,732 of proceeds from the sale by Navios Logistics of He Man H were deposited in an escrow account and constitute cash collateral held for the benefit of the holders of the 2025 Logistics Senior Notes. As of both September 30, 2023 and December 31, 2022, within restricted cash, are included amounts held as security in the form of letters of guarantee or letters of credit totaling $10. As of December 31, 2022, restricted cash also included an amount of $300 as cash collateral in escrow accounts, in relation to certain agreements; these amounts were subsequently released.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$814,510	$(318,591)	$495,919
Additions	13.795	(20,988)	(7,194)
Sale of vessel	(3,878)	—	(3,878)
Impairment losses	(2,038)	1,121	(917)
Transfers from deposits for vessels, port terminal and other fixed assets, net	3,198	—	3,198
Disposals	(970)	506	(464)

Balance September 30, 2023	$824,617	$(337,953)	$486,664

On September 8, 2022, the Company completed the sale of its 21 owned vessels to Navios Partners. For further information see Note 15 “Discontinued operations” in the condensed consolidated financial statements.

Navios Logistics

During the second quarter of 2023, Navios Logistics completed the construction of a new iron ore stockpile area in its Iron Ore Port Terminal for a total cost of $3,198 that was transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position. As of December 31, 2022, Navios Logistics has paid $1,907 for the construction of the new stock pile area in its Iron Ore Port Terminal, which was included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets”.

As of September 30, 2023 and December 31, 2022, Navios Logistics has paid $884 and $807, respectively, for capitalized expenses for the development of its port operations in Port Murtinho, Brazil, which was included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets”.

As of September 30, 2023 and December 31, 2022, Navios Logistics has paid $5,242 and $597, respectively, for the construction of a crane in the Iron Ore Port Terminal, which is included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets”. Capitalized interest included under the caption “Other long-term assets” for the construction of a crane was $288 as of September 30, 2023.

As of September 30, 2023, Navios Logistics has paid $2,788 for the development of a new liquid terminal in Nueva Palmira, which is included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets”. Capitalized interest included under the caption “Other long-term assets” for the development of a new liquid terminal in Nueva Palmira was $60 as of September 30, 2023.

As of September 30, 2023, Navios Logistics has paid $1,308 for the expansion of its infrastructure in its Iron Ore Port Terminal, which is included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets”. Capitalized interest included under the caption “Other long-term assets” for the Iron Ore Port Terminal expansion was $8 as of September 30, 2023.

In September 2023, Navios Logistics entered into a five-year finance leasing contract for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024 (the “Twelve Finance Lease Barges”). The Company has performed an assessment considering the lease classification criteria and concluded that the agreement is a finance lease. As of September 30, 2023, Navios Logistics paid an amount of $1,518 relating to the deposit for the construction of the twelve barges constructed pursuant to the Twelve Finance Lease Barges contract, which is included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets”. Upon the delivery of each barge, the Company will record an asset at an amount equal to the finance lease liability, increased by the deposits paid for the construction of the Twelve Finance Lease Barges (see also Note 6 “Borrowings”).

Impairment losses

As of September 30, 2023, Navios Logistics completed the sale of vessel He Man H for a sale price of $4,450. The impairment loss of $1,651 (including $734 remaining carrying balance of dry dock costs), is included in the unaudited condensed consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”. The fair value of the vessel was determined to $4,450. The Company completed the sale of the He Man H to an unrelated third party in August 2023.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	September 30, 2023	December 31, 2022
Acquisition cost	$89,272	$89,272
Additions	1,329	—
Accumulated amortization	(45,250)	(43,079)

Total Intangible assets net book value	$45,351	$46,193

Following the completion of the Vimalcor acquisition in May 2023, the Company recognized an intangible asset of $1,329, relating to the port terminal operating right to be amortized until January 2029.

Amortization expense for the three-month periods ended September 30, 2023 and 2022 amounted to $752 and $694, respectively, and for the nine-month periods ended September 30, 2023 and 2022 amounted to $2,171 and $$2,080, respectively.

The remaining aggregate amortization of acquired intangibles as of September 30, 2023 will be as follows:

Period
Year One	$3,004
Year Two	3,004
Year Three	3,004
Year Four	3,004
Year Five	1,555
Thereafter	31,780

Total	$45,351

NOTE 6: BORROWINGS

Borrowings, as of September 30, 2023 and December 31, 2022, consisted of the following:

Facility	September 30, 2023	December 31, 2022
2024 Notes	8,626	8,626
Convertible Debenture	122,424	118,833
2025 Logistics Senior Notes	500,000	500,000
Navios Logistics other long-term loans and notes payable	41,075	59,385

Total borrowings	672,125	686,844

Less: current portion, net	(31,547)	(23,544)
Less: deferred finance costs, net	(8,818)	(12,090)
Total long-term borrowings	$631,760	$651,210

Navios Holdings Debt

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) in exchange for a total of 10,930 Series H ADSs (as defined herein) which were validly tendered as of that date. For additional information on the Series H ADSs shares, see Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements.

On April 21, 2019, Navios Holdings issued $3,879 of the 2024 Notes in exchange for a total of 8,841 Series G ADSs (as defined herein) which were validly tendered as of that date. For additional information on the Series G ADSs shares, see Note 10 “Preferred and Common Stock” to the interim condensed consolidated financial statements.

The 2024 Notes are general senior unsecured obligations of Navios Holdings. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Secured Credit Facilities

Convertible Debenture

In December 2021, Navios Holdings entered into a convertible debenture with NSM (the “Convertible Debenture”), covering certain payments under the NSM Loans including an upfront fee of $24,000, accrued interest, and prepayment fees. NSM has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock. As of September 30, 2023, the total outstanding balance of the Convertible Debenture amounted to $122,424. The Convertible Debenture that was recognized as a single liability instrument, is presented under the caption “Convertible debenture payable to affiliate companies”. For information on the Convertible Debenture, see Note 9 “Transactions with Related Parties” in the interim condensed consolidated financial statements.

Navios Logistics Debt

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Logistics Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due on July 1, 2025, at a fixed rate per annum of 10.75% (the “2025 Logistics Senior Notes”).

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2023, at a fixed price of 102.688% and at par on or after August 1, 2024 plus in each case accrued and unpaid interest, if any. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than Logistics Finance. As of September 30, 2023, the 2025 Notes were secured by: (i) first priority ship mortgages on three tanker vessels servicing the Navios Logistics’ Cabotage Business (the (1) Elena H, (2) Makenita H and (3) Sara H). owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). Upon the sale of the tanker vessel He Man H in August 2023, the vessel was released from the Collateral, and the net proceeds from the sale of $3,732 were deposited in an escrow account and constitute cash collateral held for the benefit of the holders of the 2025 Logistics Senior Notes.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of September 30, 2023.

As of September 30, 2023 and December 31, 2022, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $8,769 and $12,018, respectively.

Navios Logistics Other Long-term Loans and Notes Payable

As of September 30, 2023, Navios Logistics had long-term loans and notes payable, with a total outstanding balance of $41,075. The purpose of the facilities was to finance the construction of its Dry Port Terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on either LIBOR or Secured Overnight Financing Rate (“SOFR”) plus a spread ranging from 3.15% to 8.50% per annum.

Navios Logistics currently paid interest on its notes payable at a rate equal to six-month LIBOR, which converted to SOFR plus Credit Adjusted Spread (the “CAS”), effective July 1, 2023. The facilities are repayable in installments and have maturities ranging from November 2024 to March 2026. For additional information on the long-term loans to Navios Logistics, see the maturity table below.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Finance Lease Liabilities

In September 2023, Navios Logistics entered into a five-year finance lease contract for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024. The Company assessed the lease classification criteria and concluded that the agreement is a finance lease. The obligation under the finance lease contract is payable in 60 consecutive monthly payments of $11 for each barge, commencing on the delivery date of the applicable barge. Upon the expiration of the contract, Navios Logistics will have the ability to exercise the purchase option for any of the twelve barges, for $350 per barge. Upon delivery of each barge under the lease contract, the Company will recognize a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the barge at the end of the lease period. As of September 30, 2023, Navios Logistics paid an amount of $1,518 relating to the deposit for the construction of the twelve barges pursuant to the Twelve Finance Lease Barges contract, which is included in the interim condensed consolidated statement of financial position under the caption “Other long-term assets” (please see also Note 4 “Vessels, port terminals and other fixed assets, net”).

During the nine-month period ended September 30, 2023, the Company paid $18,282 in scheduled repayment installments relating to its secured credit facilities. There were no proceeds from borrowings for the nine-month period ended September 30, 2023. During the nine-month period ended September 30, 2022, the Company paid $74,520 related to its secured credit facilities, $332,013 related to amounts assumed by Navios Partners due to the Transaction (as discussed herein) and $375,264 related to NSM Loans. During the nine-month period ended September 30, 2022, the proceeds from the NSM Loans were $262,632, the proceeds from long term debt were $243,725 and the proceeds from the three sale and leaseback agreements were $53,000. The above payments and proceeds include debt from continuing and discontinued operations.

The annualized weighted average interest rates of the Company’s total borrowings (including debt from discontinued operations) for the three- and nine-month periods ended September 30, 2023 were 9.20% and 9.38%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three- and nine-month periods ended September 30, 2022 were 9.80% and 9.98%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2023, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
September 30, 2024	$31,577
September 30, 2025	516,909
September 30, 2026	123,639
September 30, 2027	—

Total	$672,125

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair values because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair values because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating-rate loans continues to approximate the fair value of such loans, excluding the effect of any deferred financing costs. As of both September 30, 2023 and December 31, 2022, the 2025 Logistics Senior Notes and four Navios Logistics’ loans are fixed-rate borrowings and their fair value was determined based on quoted market prices.

Loans payable to affiliate companies, including Convertible Debenture: The carrying amount of the fixed rate loan approximates its fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2023		December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$58,086	$58,086	$78,541	$78,541
Restricted cash	$3,742	$3,742	$310	$310
Senior and ship mortgage notes, net	$(499,857)	$(501,091)	$(496,608)	$(491,976)
Long-term debt, including current portion	$(41,026)	$(41,075)	$(59,313)	$(59,385)
Convertible debenture payable to affiliate companies(2)	$(122,424)	$(122,424)	$(118,833)	$(118,833)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of September 30, 2023 and December 31, 2022, there were no assets measured at fair value on a recurring basis.

As of September 30, 2023 and December 31, 2022, there were no assets measured at fair value on a non-recurring basis.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2023
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$58,086	$58,086	$—	$—
Restricted cash	$3,742	$3,742	$—	$—
Senior and ship mortgage notes	$(501,091)	$(492,465)	$(8,626)	$—
Long-term debt, including current portion(1)	$(41,026)	$—	$(41,026)	$—
Convertible debenture payable to affiliate companies(2)	$(122,424)	$—	$(122,424)	$—

	Fair Value Measurements at December 31, 2022
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$78,541	$78,541	$—	$—
Restricted cash	$310	$310	$—	$—
Senior and ship mortgage notes	$(491,976)	$(483,350)	$(8,626)	$—
Long-term debt, including current portion(1)	$(59,385)	$—	$(59,385)	$—
Convertible debenture payable to affiliate companies(2)	$(118,833)	$—	$(118,833)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s Convertible Debenture is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 8: COMMITMENTS AND CONTINGENCIES

As of September 30, 2023, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2022: $10) issued by one bank in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance obligations by a consolidated subsidiary of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 28, 2024.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to two consolidated subsidiaries under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4,140, to be collected in three equal installments of $1,380 within June, 2021, 2022 and 2023. In June 2021 and 2022, Navios Logistics collected the first and second installment, respectively.

The Company is involved in a number of legal proceedings and has various unresolved claims pending arising in the ordinary course of business. Based on currently available information and the opinion of legal counsel, management believes that the final outcome will not have a significant effect on the Company’s operating results or financial position and that no additional provisions over and above provisions already reflected in the interim condensed consolidated financial statements are required.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Vessel Operating Expenses (management fees): Prior to the Transaction and pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), with Navios Shipmanagement Inc., a subsidiary of N Shipmanagement Acquisition Corp. (together with its subsidiaries, “NSM” or the “Manager”), the Manager provided commercial and technical management services to Navios Holdings’ vessels. The term of this agreement was for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination was received by either party. The ship management services fees provided by the Manager was a fixed rate of $3.7 per day per owned/bareboat-in vessel until August 2021, $3.8 per day per owned/bareboat-in vessel until August 2022 and $3.9 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager was a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement were reimbursed by Navios Holdings at cost. The agreement also provided for payment of a termination fee by Navios Holdings, equal to the fees charged for the full calendar year preceding the termination date, in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the three-month periods ended September 30, 2023 and 2022 amounted to $0 and $6,022, respectively and are presented under the caption “Net income from discontinued operations” in the interim condensed consolidated statements of comprehensive income. Total management fees for vessel operating expenses for the nine-month periods ended September 30, 2023 and 2022 amounted to $0 and $23,320, respectively and are presented under the caption “Net income from discontinued operations” in the interim condensed consolidated statements of comprehensive income. During the three- and nine-month periods ended September 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $373 and $1,705, respectively, and are presented under the caption “Net income from discontinued operations” in the interim condensed consolidated statements of comprehensive income.

General and administrative expenses: Pursuant to an administrative services agreement with the Manager dated August 29, 2019 (“Administrative Services Agreement”), NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee by Navios Holdings, equal to the fees charged for the full calendar year preceding the termination date, in the event the Administrative Services Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events.

Total general and administrative expenses attributable to this agreement for both the three-periods ended September 30, 2023 and 2022 amounted to $135, and are presented under the caption “General and administrative expenses”. The total general and administrative expenses attributable to this agreement for the three-month periods ended September 30, 2023 and 2022, which have been allocated to discontinued operations, amounted to $0 and $$1,201, respectively, and are presented under the caption “Net income from discontinued operations”.

Total general and administrative expenses attributable to this agreement for both the nine-month periods ended September 30, 2023 and 2022 were $405, and are presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of comprehensive income The total general and administrative expenses attributable to this agreement for the nine-month periods ended September 30, 2023 and 2022, which have been allocated to discontinued operations, were $0 and $4,774, respectively, and are presented under the caption “Net income from discontinued operations”. For further information see Note 15 “Discontinued operations” in the interim condensed consolidated financial statements.

Pursuant to an administrative services agreement with the Manager dated August 29, 2019, NSM provides administrative services to Navios Logistics. Total general and administrative fees for the three-month periods ended September 30, 2023 and 2022 amounted to $728 and $286, respectively and are presented under the caption “General and administrative expenses”. Total general and administrative fees for the nine-month periods ended September 30, 2023 and 2022 amounted to $2,183 and $858 and are presented under the caption “General and administrative expenses”.

Balance due to affiliate companies: Balances due to NSM as of September 30, 2023 and December 31, 2022 amounted to $3,610 and to $1,642, respectively.

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019, whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $127,632 (the “NSM Loan I”), in two tranches: (i) the first tranche of $48,573 represented borrowings already made available and (ii) the second tranche of $79,059 represented new borrowings made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I was repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan I had a four-year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of September 30, 2023, an amount of $14,853 accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies” in the interim condensed consolidated statement of financial position.

In the third quarter of 2022, the outstanding balance under NSM Loan I was fully repaid using cash received from the Transaction. Such repayment was mandatory as per the terms of the loan agreement.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021 whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $135,000 (the “NSM Loan II”) in two tranches (i) the first tranche of $64,059 represented outstanding borrowings already made available and (ii) the second tranche of $70,941 represented new borrowings to be made available, in exchange for the release by NSM of certain existing collateral. The NSM Loan II was repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan II had a four-year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter, when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of September 30, 2023, an amount of $15,759 accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies” in the interim condensed consolidated statement of financial position.

In the third quarter of 2022, the outstanding balance under NSM Loan II was fully repaid using cash received from the Transaction. Such repayment was mandatory as per the terms of the loan agreement.

Upon completion of the refinancing in January 2022, NSM received an upfront fee of $24,000 in respect of the NSM Loan I and the NSM Loan II in the form of a Convertible Debenture that is included in the interim condensed consolidated statement of comprehensive income under the caption “Non-operating other finance cost”. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of an increase to the outstanding principal amount of Convertible Debenture, as described below.

Convertible Debenture: In December 2021, Navios Holdings entered into the Convertible Debenture with NSM, covering an upfront fee of $24,000, accrued interest on the NSM Loans, and prepayment fees. NSM has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock. As of September 30, 2023, the total outstanding balance of the Convertible Debenture amounted to $122,424. The Convertible Debenture is presented under the caption “Convertible debenture payable to affiliate companies” in the interim condensed consolidated statement of financial position.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Promissory note: On July 30, 2021, Navios Logistics issued a $20,000 promissory note to Grimaud. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the promissory note was assigned to Peers. During the nine-month period ended September 30, 2023, the Company paid the remaining balance outstanding under the Promissory Note of $10,000 in full and there is no remaining outstanding balance on the Promissory Note as of September 30, 2023.

Navios Logistics has entered into an agreement with NSM with effect as of October 1, 2023, for the leasing of its global office spaces. The agreement has a term of five years with fees of $35.6 per month for the first year of the contract increasing thereafter 5% per annum for the second, third, and fourth years, and 3% for the fifth year. The Conflicts Committee of Navios Logistics has approved the transaction.

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega is expected to be delivered in January 2024.

NOTE 10: PREFERRED AND COMMON STOCK

As of September 30, 2023 and December 31, 2022, Navios Holdings had 22,826,450 shares of common stock issued and outstanding.

Series I Preferred Stock

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of Series I Preferred Stock on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 30,850,133 and 31,267,033 shares of common stock issuable as of September 30, 2023 and November 3, 2023, respectively, upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM, the holder of the Series I Preferred Stock, may convert any or all of the outstanding preferred stock into common stock at its option at any time until the maturity of the Convertible Debenture at the conversion rate of $3.93 per common stock. In addition, there are also provisions for mandatory conversion upon the occurrence of certain events. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G (“Series G ADSs”) and the 4,800,000 American Depositary Shares, Series H (“Series H ADSs”) were recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G ADSs and Series H ADSs, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G ADSs at a rate of 8.75% per annum and on the Series H ADSs at a rate of 8.625% per annum of the stated liquidation preference, which increased by 0.25% as of July 15, 2017 for each of Series G ADSs and Series H ADSs. The Company has accounted for these shares as equity.

Series G and Series H American Depositary Shares Exchange Offer

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 2024 Notes for approximately 66 2/3% of each of the outstanding Series G ADSs and Series H ADSs.

As of March 21, 2019, a total of 10,930 Series H ADSs were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in accumulated deficit. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series H ADSs of $7,678.

As of April 18, 2019, a total of 8,841 Series G ADSs were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $620 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in accumulated deficit. Following the completion of the offer, the company cancelled the undeclared preferred dividend of Series G ADSs of $6,798.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G ADSs and Series H ADSs. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G ADSs and Series H ADSs and as a result the respective dividend rate increased by 0.25%.

Total undeclared preferred dividends as of September 30, 2023 were $29,009 (net of cancelled dividends).

On September 14, 2022, Navios Holdings commenced a tender offer to purchase up to $20,000 of the outstanding Series G ADSs and Series H ADSs. As of the completion of Navios Holdings’ tender offer on October 21, 2022, a total of 20,185 Series G ADSs were validly tendered in exchange for aggregate cash consideration of $318, and a total of 584,158 Series H ADSs were validly tendered in exchange for aggregate cash consideration of $8,926, resulting in a gain of $4,547, and undeclared preferred dividends of $8,949. After the completion of the tender offer, Navios Holdings has 514,720 outstanding Series G ADSs and 1,183,944 outstanding Series H ADSs, which represent 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock and 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, respectively.

There were 16,988 shares of preferred stock outstanding (5,148 Series G ADSs and 11,840 Series H ADSs) as of both September 30, 2023 and December 31, 2022.

Vested, Surrendered and Forfeited

During the three- and nine-month periods ended September 30, 2023, 0 restricted shares of common stock were forfeited, and 0 restricted stock units issued to the Company’s officers and directors vested.

During the three- and nine-month periods ended September 30, 2022, 37,878 and 37,907 restricted shares of common stock were forfeited, and 0 and 41,879 restricted stock units issued to the Company’s officers and directors vested, respectively.

NOTE 11: OTHER EXPENSE, NET

During the three-month periods ended September 30, 2023 and 2022, taxes other-than income taxes of Navios Logistics amounted to $2,152 and $1,646, respectively, and were included in the interim condensed consolidated statement of comprehensive income under the caption “Other expense, net”.

During the nine-month periods ended September 30, 2023 and 2022, taxes other-than income taxes of Navios Logistics amounted to $5,051 and $4,647, respectively, and were included in the interim condensed consolidated statement of comprehensive income under the caption “Other expense, net”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: EARNINGS PER COMMON SHARE

Basic earnings per share is calculated by dividing net income attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding (excluding restricted shares) during the periods presented. Diluted income per common share is calculated by applying the treasury stock method. All unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method. The as converted number of common shares under the Convertible Debenture are deemed participating securities. Earnings are only allocated to participating securities in a period of net income (including income from continued and discontinued operations).

Net income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net income/(loss) attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three-month period ended September 30, 2023, 82,000 potential common shares and 0 potential shares of convertible preferred stock are included in the calculation of diluted earnings per share. For the three-month period ended September 30, 2022, 193,091 potential common shares and 0 potential shares of convertible preferred stock are included in the calculation of diluted earnings per share.

For the nine-month period ended September 30, 2023, 82,000 potential common shares and 0 potential shares of convertible preferred stock are included in the calculation of diluted earnings per share. For the nine-month period ended September 30, 2022, 198,864 potential common shares and 0 potential shares of convertible preferred stock are included in the calculation of diluted earnings per share.

	Three Month Period Ended September 30, 2023	Three Month Period Ended September 30, 2022	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
Numerator:
Net income/(loss) attributable to Navios Holdings from continuing operations	$14,415	$(70,680)	$44,360	$(70,055)
Less:
Undeclared dividend on preferred stock and on unvested restricted shares	(947)	(1,284)	(2,817)	(3,845)
Undistributed (income)/loss attributable to Series I Preferred Stock participating shares on an as converted basis from continuing operations	(7,752)	32,085	(23,810)	24,307
Income/(loss) attributable to Navios Holdings common stockholders, basic and diluted from continuing operations	$5,716	$(39,879)	$17,733	$(49,593)

Income attributable to Navios Holdings from discontinued operations	—	109,638	—	148,973
Less:
Undistributed income attributable to Series I Preferred Stock participating shares on an as converted basis from discontinued operations	—	(48,882)	—	(48,999)
Income attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations	$—	$60,756	$—	$99,974

Net income attributable to Navios Holdings common stockholders	$5,716	$20,877	$17,733	$50,381

Denominator:
Denominator for basic earnings/(loss) per share attributable to Navios Holdings common stockholders — weighted average shares	22,744,450	22,654,825	22,744,450	22,647,128

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Basic earnings/(loss) per share attributable to Navios Holdings common stockholders from continuing operations	$0.25	$(3.92)	$0.78	$(4.35)
Basic earnings per share attributable to Navios Holdings common stockholders from discontinued operations	$—	$4.84	$—	$6.58
Basic earnings per share attributable to Navios Holdings common stockholders	$0.25	$0.92	$0.78	$2.22
Denominator for diluted earnings/(loss) per share attributable to Navios Holdings common stockholders — weighted average shares	22,826,450	22,847,917	22,826,450	22,845,992
Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders from continuing operations	$0.25	$(3.92)	$0.78	$(4.35)
Diluted earnings per share attributable to Navios Holdings common stockholders from discontinued operations	$—	$4.84	$—	$6.56
Diluted earnings per share attributable to Navios Holdings common stockholders	0.25	0.91	0.78	2.21
Weighted average Number of Series I Preferred Stock participating preferred shares on an as converted basis, basic and diluted	30,840,200	18,227,189	30,539,876	11,099,768
Earnings per share to Series I Preferred Stock participating preferred shares on an as converted basis, basic and diluted	$0.25	$0.92	$0.78	$2.22

NOTE 13: INVESTMENTS IN AFFILIATE COMPANIES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. In August 2019, Navios Holdings sold the general partnership interests in Navios Partners (except for the incentive distribution rights) to NSM. Olympos Maritime Ltd. is currently Navios Partners’ general partner (the “General Partner”).

As of September 30, 2023 and December 31, 2022 Navios Partners has issued 7,687,730 units, for both periods through its Continuous Offering Programs entered into from time to time. Pursuant to the issuance of common units, Navios Partners issued 156,895 general partnership units to its general partner both as of September 30, 2023 and December 31, 2022, in order to maintain its 2.0% general partnership interest.

As of September 30, 2023 and following the NMCI Merger and NNA Merger, Navios Holdings holds a total of 3,183,199 common units representing a 10.3% interest in Navios Partners, and the investment in Navios Partners is accounted for under the equity method. Incentive distribution rights are held by a subsidiary of Navios Holdings.

As of September 30, 2023 and December 31, 2022, the carrying amount of the investment in Navios Partners was $142,867 and $99,292, respectively.

As of September 30, 2023 and December 31, 2022, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $129,164 and $142,080, respectively.

Total equity method income of $12,755 and $27,516 were recognized under the caption “Equity in net earnings/(losses) of affiliate companies” for the three-month periods ended September 30, 2023 and 2022, respectively, and total equity-method income of $44,052 and $50,475 was recognized under the caption “Equity in net earnings/(losses) of affiliate companies” for the nine-month periods ended September 30, 2023 and 2022, respectively.

Dividends received during for each of the three-month periods ended September 30, 2023 and 2022 were $159, and for each of the nine-month periods ended September 30, 2023 and 2022, were $477.

As of September 30, 2023, the market value of the investment in Navios Partners was $73,627. Navios Holdings evaluates its investment in Navios Partners based on (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, and (iii) the intent and ability of the Company to retain its investment in Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value. Accordingly, Navios Holdings concluded that the decline in fair value of its investment in Navios Partners below the investment’s carrying value is temporary and, therefore, no impairment was recorded.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the period ended September 30, 2022, the Company recognized an other-than-temporary impairment loss (“OTTI”) of $97,688 relating to its investment in Navios Partners, as the decline in fair value of the investment to below its carrying value is not considered temporary. The amount was included under the caption “Equity in net earnings/(losses) of affiliate companies”.

Following the results of the significance tests performed by the Company, it was concluded that Navios Partners met the significance threshold requiring summarized financial information.

Summarized financial information of the affiliate company is presented below:

Income Statement	Navios Partners
	Three Month September 30, 2023	Three Month September 30, 2022
Revenue	$323,176	$322,387
Time charter and voyage expenses	$(39,877)	$(35,439)
Direct vessel expenses	$(15,941)	$(15,398)
Vessel operating expenses	$(82,856)	$(78,928)
Net income	$89,781	$257,164

Income Statement	Navios Partners
	Nine Month September 30, 2023	Nine Month September 30, 2022
Revenue	$979,636	$839,665
Time charter and voyage expenses	$(121,596)	$(74,300)
Direct vessel expenses	$(48,145)	$(39,511)
Vessel operating expenses	$(248,622)	$(226,089)
Net income	$301,254	$460,989

NOTE 14: LEASES

Operating Leases

Time charter out contracts

The Company’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Company is party did not change from previous practice.

Land lease agreements

As of September 30, 2023, Navios Logistics had land lease agreements whose remaining lease terms ranged from 42.4 years to 42.8 years.

As a result of the acquisition of Vimalcor by Navios Logistics, completed in May 2023, the Company currently has the right of use to a plot of land in the Port of Montevideo. The concession expires in January 2029.

Office lease agreements

As of September 30, 2023, Navios Logistics had office lease agreements whose remaining lease terms ranged from less than 0.1 years to 3.1 years.

The tables below present the components of the Company’s lease expense for the three- and nine-month periods ended September 30, 2023 and 2022:

	Logistics Business Three Month Period Ended September 30, 2023	Logistics Business Three Month Period Ended September 30, 2022
Lease expense for charter-in contracts	$1,483	$1,019
Lease expense for land lease agreements	284	158
Lease expense for office lease agreements	121	158

Total	$1,888	$1,335

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Logistics Business Nine Month Period Ended September 30, 2023	Logistics Business Nine Month Period Ended September 30, 2022
Lease expense for charter-in contracts	$4,298	$3,040
Lease expense for land lease agreements	682	467
Lease expense for office lease agreements	354	349

Total	$5,334	$3,856

Lease expenses for charter-in contracts are included in the interim condensed consolidated statement of comprehensive income under the caption “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the interim condensed consolidated statement of comprehensive income under the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

On July 29, 2022, the Company completed the sale of its 15 charter-in and bareboat-in vessels to Navios Partners. For further information see Note 15 “Discontinued operations” in the condensed consolidated financial statements.

The table below provides the total amount of lease payments on an undiscounted basis on our land and office lease agreements as of September 30, 2023:

	Land leases	Office space	Liquid Barges
September 30, 2024	$972	$468	$2,565
September 30, 2025	972	60	2,477
September 30, 2026	857	60	2,477
September 30, 2027	799	8	2,477
September 30, 2028 and thereafter	21,795	—	1,960

Total	$25,395	$596	$11,956

Operating lease liabilities, including current portion	$9,734	$555	$9,627

Discount based on incremental borrowing rate	$15,661	$41	$2,329

As of September 30, 2023, the weighted average remaining lease terms on our office lease agreements, land leases and liquid barges leasing agreement are 1.4 years, 37.3 years and 4.4 years, respectively.

NOTE 15: DISCONTINUED OPERATIONS

In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk fleet for consideration consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, to Navios Partners. The closing of the Transaction was effected in two tranches. The first tranche, involving the transfer of 15 charter-in and bareboat vessels, was completed on July 29, 2022. The second tranche, involving the remaining 21 owned vessels, was completed on September 8, 2022.

Amounts recorded in respect of discontinued operations in the periods ended September 30, 2023 and 2022, respectively are as follows:

	Three Month Period Ended September 30, 2023	Three Month Period Ended September 30, 2022	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
Revenue	$—	$46,309	$—	$204,981
Time charter, voyage and logistics business expenses	—	(6,255)	—	(38,515)
Direct vessel expenses	—	(7,904)	—	(30,686)
General and administrative expenses	—	(2,269)	—	(9,429)
Depreciation and amortization	—	(5,064)	—	(18,135)
Interest expense and finance cost, net	—	(17,680)	—	(58,791)
Loss on bond extinguishment, net	—	—	—	(221)
Non-operating other expense	—	(61,730)	—	(61,730)
Gain from discontinued operations	—	169,631	—	169,631
Other expense, net	—	(5,387)	—	(8,079)
Income tax expense	—	(13)	—	(53)

Net income from discontinued operations	$—	$109,638	$—	$148,973

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Assets and liabilities in respect of discontinued operations presented within the interim consolidated balance sheet as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
Accounts receivable, net	—	3,489

Total assets of discontinued operations	$—	$3,489

Accounts payable	—	3,692
Accrued expenses and other liabilities	—	1,825
Due to related parties, net	—	565

Total liabilities of discontinued operations	$—	$6,082

NOTE 16: SUBSEQUENT EVENTS

Buyout Offer

In October 2023, the Company entered into a definitive merger agreement with N Logistics Holdings Corporation (“NLHC”), a company affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, pursuant to which NLHC acquired all of the outstanding shares of common stock of the Company not already owned by NLHC (“Common Shares”) for $2.28 per share in cash, without interest (the “Merger”).

The Merger was approved by the Company’s stockholders at a special meeting of the Company’s stockholders held on December 13, 2023 and was completed on December 14, 2023.

Navios Logistics

In October 2023, Navios Logistics entered into a five-year finance lease contract for the construction of six barges to be delivered no later than the end of the second quarter of 2024 (the “Six Finance Lease Barges”). The finance lease contract for the Six Finance Lease Barges have similar terms to terms of the finance lease contract for the Twelve Finance Lease Barges (as described above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: December 14, 2023